BRITISH AMERICAN TOBACCO

news release
www.bat.com

For immediate release: Wednesday, 13 July 2005

UK and Ireland announce factory closure proposals

British American Tobacco said today that its operating companies in the UK and Ireland have announced that they are to initiate consultations on proposals to cease manufacture and transfer production elsewhere.

In the UK, it is proposed that the Southampton factory will close within 18-24 months. Subject to consultations, this will result in the loss of some 530 jobs, primarily in manufacturing.

About 450 jobs would remain on the Southampton site, within Group R&D, British American Shared Services (BASS), and the UK supply chain. The company's tobacco processing plant in Corby, Northamptonshire, is not affected.

In Ireland, P J Carroll & Co Ltd. is to consult on a proposal to stop manufacturing at its cigarette factory in Dundalk, Co. Louth, employing 66 people.

Today's announcements come as a result of separate reviews into the prospects for both factories. Regrettably, both reviews have concluded, subject to consultations, that there is no viable future for either.

The Southampton operation, which manufactures primarily for export, announced last month that 25% of its production would be localised to factories in Singapore and Korea.

The Dundalk factory manufactures largely for the Irish market and is currently operating at only 45% of its capacity. Industry volumes in Ireland have been adversely affected by increases in excise tax on cigarettes as well as the public places smoking ban.

Allan Short, Head of UK&I Operations, which manages both facilities said: "This is a very difficult time for all of us. We intend to start consultations immediately, and we are committed to doing all we can to mitigate the impacts of any job losses.

"Regrettably higher costs in western Europe and the increasing trend towards local production have combined to turn the tide against our manufacturing operations in the UK and Ireland."

Today's proposals would create combined restructuring charges of approximately £160 million, the majority of which, it is anticipated, would be charged in 2005. Annual savings, once full benefits have been realised, would be approximately £40 million.

ENQUIRIES

British American Tobacco Press Office
David Betteridge/Teresa La Thangue/Emily Brand
44 (0) 207 845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
44 (0) 207 845 1180 or 1519